UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): July 23, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532
(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 2.02.</u>   <u>Results of Operations and Financial Condition</u>

        On July 23, 2010, Ashland Inc. ("Ashland") announced its third quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

        The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

<u>Item 9.01</u> <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   News Release dated July 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

July 23, 2010	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated July 23, 2010.

EXHIBIT 99.1

News Release

FOR ADDITIONAL INFORMATION:

Media Relations:	Investor Relations:
Jim Vitak	David Neuberger
(614) 790-3715	(859) 815-4454
jevitak@ashland.com	daneuberger@ashland.com

FOR IMMEDIATE RELEASE
July 23, 2010

Ashland Inc. reports preliminary Q3 results: $1.67 EPS from continuing operations; adjusted EPS of $1.22 excluding key items

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced preliminary[1] results for the quarter ended June 30, 2010, the third quarter of its 2010 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended June 30, 2010	Quarter Ended June 30, 2009
Operating income	$ 163	$ 152
Key items*	-	16
Adjusted operating income*	$ 163	$ 168
Adjusted EBITDA*	$ 237	$ 248
Diluted earnings per share (EPS)		
From net income	$ 1.85	$ 0.66
From continuing operations	$ 1.67	$ 0.68
Key items*	(0.45)	0.33
Adjusted EPS from continuing operations*	$ 1.22	$ 1.01
Cash flows provided by operating activities		
from continuing operations	$ 80	$ 355
Free cash flow*	28	322

* See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.

Fiscal Third-Quarter GAAP[2] Results

For its 2010 third quarter, Ashland reported sales of $2,362 million, operating income of $163 million, income from continuing operations of $134 million ($1.67 per share) and net income of $148 million ($1.85 per share). Net income included income from discontinued operations of $14 million aftertax (18 cents per share), largely the result of a net favorable adjustment to asbestos-related obligations. Cash flows provided by operating activities from continuing operations amounted to $80 million.

Adjusted Results

Adjusting for the impact of key items in both the current and prior-year quarters, Ashland's results for the June 2010 quarter were as follows:

- sales increased 16 percent over the June 2009 quarter to $2,362 million;

- adjusted operating income was $163 million in the June 2010 quarter versus $168 million in the prior-year quarter;
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $237 million as compared with $248 million in the June 2009 quarter; and
- adjusted EPS from continuing operations rose 21 percent from $1.01 to $1.22.

Key Items

In total, three key items had a net favorable EPS impact on continuing operations of 45 cents in the June 2010 quarter:

- a $20 million (25 cents positive EPS impact) aftertax gain from Ashland's buyout in April of Ara Quimica, formerly a 50-50 Brazilian joint venture;
- a $22 million (28 cents positive EPS impact) tax benefit from the identification of prior years' U.S. research-and-development tax credits attributable to the acquired Hercules businesses; and
- a $6 million (8 cents negative EPS impact) tax expense from the previously announced restructuring of Ashland's European legal entities.

In the year-ago quarter, three key items combined for a net unfavorable impact on earnings of 33 cents per share. Refer to Table 5 of the accompanying financial statements for details of key items in both periods.

Results also included noncash intangible amortization expense of $17 million pretax (14 cents negative EPS impact) in the June 2010 quarter and $12 million pretax (10 cents negative EPS impact) in the June 2009 quarter. Amounts in both periods primarily reflect the addition of intangible assets from the Hercules acquisition.

Performance Summary

Commenting on Ashland's adjusted results for the June 2010 quarter, Chairman and Chief Executive Officer James J. O'Brien said, "We delivered another quarter of solid results. All of our commercial units achieved year-over-year volume and sales increases, on a comparable basis. Even with significant, rising raw material costs that compressed margins, we generated $237 million of EBITDA. Also during the June quarter, our board of directors doubled the dividend rate, reflecting confidence in our solid financial position and future cash-generating ability."

During the quarter, Ashland averaged 6-percent sequential raw-material cost inflation, following a 7-percent average increase from the December 2009 to March 2010 quarters.

Commenting on Ashland's pricing actions to counter these rising costs, O'Brien said, "We continue to implement price increases across all of our commercial units to offset our increased raw material costs. While in the short term, the lag between cost increases and full implementation of price increases compresses margins, when raw material costs ultimately stabilize, our pricing actions should enable us to fully recover our increased costs."

Business Performance

In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted basis and EBITDA is reconciled to operating income in Table 7 of this news release.

Ashland Aqualon Functional Ingredients recorded sales of $227 million in the June 2010 quarter. Excluding the amounts associated with the Pinova business divested in January 2010, sales improved 7 percent versus the June 2009 quarter and were roughly flat sequentially, with various key products in a sold-out position. During the quarter, Functional Ingredients' production capacity approached full utilization. Excluding Pinova, volumes increased 13 percent over the prior-year quarter and 5 percent sequentially. Gross profit as a percent of sales was 37.6 percent in the June 2010 quarter as compared with 27.6 percent in the June 2009 quarter. The large increase in gross profit margin reflects overall mix improvement resulting from the divestiture of the relatively lower-margin Pinova business, along with purchase-accounting valuation adjustments in the prior year that both increased cost of goods sold and decreased selling, general and administrative expenses by $10 million. In total, Functional Ingredients' EBITDA in the June 2010 quarter increased 16 percent versus the prior June quarter, to $58 million, and was even with the immediately prior quarter. EBITDA for the June 2010 quarter equaled 25.6 percent of sales, a 410-basis-point improvement over the year-ago quarter and a 140-point increase sequentially.

Ashland Hercules Water Technologies' sales were $431 million in the June 2010 quarter. Excluding the marine business sold in August 2009, sales grew 8 percent over the year-ago quarter. On this same basis, sales were off 4 percent sequentially, as the declining euro had a $12 million negative currency-translation effect. Regionally, Latin America achieved an 8-percent increase in sales sequentially and Asia Pacific also remained strong with a 5-percent sequential increase. Gross profit as a percent of sales of 33.7 percent was 100 basis points below the June 2009 quarter and 80 points below the March 2010 quarter. These declines reflect continued raw material inflation, which increased on average 4 percent sequentially. Selling, general, and administrative and research and development (SG&A) expenses were flat versus the year-ago quarter and down 4 percent sequentially. In total, Water Technologies' EBITDA of $48 million was 14 percent below the prior-year quarter, primarily the result of the marine divestiture. Also, EBITDA was down 8 percent sequentially. EBITDA amounted to 11.1 percent of sales in the June 2010 quarter, 170 basis points below the prior-year quarter and a decline of 50 basis points sequentially.

Ashland Performance Materials achieved sales growth of 39 percent versus the year-ago June quarter, to $357 million, and 17-percent growth sequentially. Excluding the results of Ara Quimica, the former Brazilian composites joint venture, of which Ashland acquired its partner's 50-percent interest in April, sales still increased 34 percent over the prior-year quarter and 13 percent sequentially. On this same basis, volume per day increased 29 percent over the June 2009 quarter and 11 percent sequentially. Volume growth was broad-based across regions and markets. At 16.7 percent, gross profit as a percent of sales was 20 basis points above the March 2010 quarter. However, ongoing raw-material cost inflation led to a 360-basis-point decline versus the year-ago June quarter, which was adjusted for certain key items identified in Table 5. Ashland continues to announce price increases to offset these costs, with the most recent major price increase announced in late May. SG&A expenses rose 9 percent over the year-ago quarter and 6 percent sequentially, primarily reflecting the consolidation of Ara Quimica. In total, EBITDA increased to $24 million in the June 2010 quarter, a 20-percent increase over the year-ago June quarter and a 33-percent increase sequentially. EBITDA as a percent of sales was 6.7 percent, 110 basis points below the year-ago quarter, but an 80-point increase sequentially.

Ashland Consumer Markets' sales of $463 million increased 5 percent over the year-ago June quarter and 8 percent sequentially. While total lubricant volume increased by 1 percent versus the June 2009 quarter, with the onset of the summer driving season, volumes increased 6 percent sequentially. Same-store sales at Valvoline Instant Oil Change increased by 10 percent over the prior June quarter, and international operations also contributed to sales and volume growth. Rising raw material costs led to gross profit as a percent of sales of 32.4 percent in the June 2010 quarter, a 510-basis-point decline versus the record year-ago quarter, when raw material costs were falling. Sequentially, the gross profit margin declined by 60 basis points. SG&A expenses rose 8 percent over the year-ago quarter, primarily reflecting the furlough program in place last year. Sequentially, SG&A increased 4 percent. In total, Consumer Markets' June 2010 quarterly EBITDA was $82 million, as compared with the all-time quarterly record of $103 million set in the year-ago June quarter, and represented a 5-percent increase over the March 2010 quarter. The EBITDA margin for the June 2010 quarter was 17.7 percent, as Ashland's ongoing pricing actions enabled another solid quarter. The most recent pricing action, announced in May, should be fully reflected by the end of the September quarter.

Ashland Distribution's sales for the June 2010 quarter increased 32 percent over the year-ago quarter, to $923 million. This was an 8-percent increase over the immediately prior quarter. Volume per day increased 9 percent over the June 2009 quarter and was equal to the March 2010 quarter. Sales increases outpaced volume, reflecting ongoing pricing actions in the face of rising input costs. Gross profit as a percent of sales of 9.0 percent declined 110 basis points versus the June 2009 quarter. SG&A expenses rose 2 percent versus the prior-year quarter and 5 percent sequentially. In total, EBITDA of $24 million for the June 2010 quarter rose 85 percent over the prior June quarter and equaled the March 2010 quarter. The EBITDA margin of 2.6 percent reflected a 70-basis-point increase over the June 2009 quarter, but was down 20 points sequentially.

Outlook

Commenting on Ashland's outlook, O'Brien said, "Each of our commercial units is taking the steps that are fully within our control to improve their positions both strategically and financially. For example, we recently signed an agreement to form a global joint venture with Süd-Chemie to combine our foundry chemicals businesses. The product offerings and geographic footprints of these companies are very complementary to one another, giving this new joint venture the benefit of well-established channels to market and a much more comprehensive portfolio of metal casting additives and consumables with which to serve customers worldwide.

"As we consider the next few quarters, we anticipate sustained, gradual growth of the overall economy. We continue to see growth in both volume and sales. Ultimately, as the economy grows, our businesses are leveraged to benefit significantly from an improving demand environment."

Conference Call Webcast

Today at 9 a.m. EDT, Ashland will provide a live webcast of its third-quarter conference call with securities analysts. The webcast will be accessible through Ashland's website, www.ashland.com. Following the live event, an archived version of the webcast will be available for 12 months at http://investor.ashland.com.

Use of Non-GAAP Measures

This news release includes certain non-GAAP measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided below.

About Ashland

Ashland Inc. (NYSE: ASH) provides specialty chemical products, services and solutions for many of the world's most essential industries. Serving customers in more than 100 countries, it operates through five commercial units: Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials, Ashland Consumer Markets (Valvoline) and Ashland Distribution. To learn more about Ashland, visit www.ashland.com.

- 0 -

(1) Preliminary Results
Financial results are preliminary until Ashland's quarterly report on Form 10-Q is filed with the U.S. Securities and Exchange Commission.

(2) Generally accepted accounting principles (U.S.)

Ashland Inc. and Consolidated Subsidiaries

Table 1

STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended June 30		Nine months ended June 30	
	2010	**2009**	**2010**	**2009**
SALES	$ 2,362	$ 2,037	$ 6,630	$ 5,993
COSTS AND EXPENSES				
Cost of sales (a)	1,838	1,544	5,110	4,716
Selling, general and administrative expenses (a)	351	330	1,038	976
Research and development expenses (b)	23	23	63	73
	2,212	1,897	6,211	5,765
EQUITY AND OTHER INCOME	13	12	42	29
OPERATING INCOME	163	152	461	257
Net interest and other financing expense (c)	(26)	(62)	(172)	(144)
Net gain on acquisitions and divestitures (d)	23	1	18	2
Other income and expenses (e)	-	-	1	(86)
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	160	91	308	29
Income tax expense	26	40	79	49
INCOME (LOSS) FROM CONTINUING OPERATIONS	134	51	229	(20)
Income (loss) from discontinued operations (net of income taxes)	14	(1)	27	(2)
NET INCOME (LOSS)	$ 148	$ 50	$ 256	$ (22)
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ 1.67	$ .68	$ 2.89	$ (.27)
Income (loss) from discontinued operations	.18	(.02)	.34	(.03)
Net income (loss)	$ 1.85	$ .66	$ 3.23	$ (.30)
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	80	75	79	72
SALES				
Functional Ingredients	$ 227	$ 233	$ 677	$ 575
Water Technologies	431	436	1,323	1,187
Performance Materials	357	256	932	839
Consumer Markets	463	441	1,294	1,236
Distribution	923	698	2,508	2,249
Intersegment sales	(39)	(27)	(104)	(93)
	$ 2,362	$ 2,037	$ 6,630	$ 5,993
OPERATING INCOME (LOSS)				
Functional Ingredients	$ 34	$ 24	$ 96	$ 13
Water Technologies	26	31	95	38
Performance Materials	12	(5)	26	6
Consumer Markets	73	95	209	180
Distribution	17	3	39	44
Unallocated and other	1	4	(4)	(24)
	$ 163	$ 152	$ 461	$ 257

(a) The three and nine months ended June 30, 2009 include $9 million and $13 million, respectively, within the cost of sales caption and $4 million and $39 million, respectively, within the selling, general and administrative expenses caption for restructuring charges related to the ongoing integration and reorganization from the Hercules Incorporated (Hercules) acquisition and other cost reduction programs. In addition, a charge of $37 million for the nine months ended June 30, 2009 was recorded within the cost of sales caption for a one-time fair value assessment of Hercules inventory as of the date of the transaction.

(b) The nine months ended June 30, 2009 includes a $10 million charge related to the valuation of the ongoing research and development projects at Hercules as of the merger date. In accordance with GAAP and SEC accounting regulations applicable at the date of acquisition, these purchased in-process research and development costs were expensed upon acquisition.

(c) The nine months ended June 30, 2010 includes a $66 million charge related to the refinancing of the Senior Credit Facility and related extinguishment of debt during the March quarter.

(d) Includes a gain of $23 million for the three and nine months ended June 30, 2010 related to Ashland's acquisition of the additional 50% interest in Ara Quimica S.A. (Ara Quimica).

(e) The nine months ended June 30, 2009 includes a $54 million loss on currency swaps related to the Hercules acquisition and a $32 million loss on auction rate securities.

Ashland Inc. and Consolidated Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

Table 2

	June 30	
	2010	**2009**
ASSETS		
Current assets		
Cash and cash equivalents	$ 484	$ 256
Accounts receivable	1,569	1,405
Inventories	611	517
Deferred income taxes	102	95
Other current assets	50	57
Current assets held for sale	2	89
	2,818	2,419
Noncurrent assets		
Auction rate securities	54	188
Goodwill	2,131	2,150
Intangibles	1,103	1,178
Asbestos insurance receivable	463	464
Deferred income taxes	99	-
Other noncurrent assets	545	564
Noncurrent assets held for sale	20	88
	4,415	4,632
Property, plant and equipment		
Cost	3,370	3,448
Accumulated depreciation and amortization	(1,458)	(1,334)
	1,912	2,114
Total assets	$ 9,145	$ 9,165
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 287	$ 44
Current portion of long-term debt	32	71
Trade and other payables	1,020	783
Accrued expenses and other liabilities	474	455
Current liabilities held for sale	-	17
	1,813	1,370
Noncurrent liabilities		
Long-term debt	1,102	1,878
Employee benefit obligations	1,129	657
Asbestos litigation reserve	855	828
Deferred income taxes	-	147
Other noncurrent liabilities	590	578
	3,676	4,088
Stockholders' equity	3,656	3,707
Total liabilities and stockholders' equity	$ 9,145	$ 9,165

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Nine months ended June 30	
	2010	**2009**
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		
Net income (loss)	$ 256	$ (22)
(Income) loss from discontinued operations (net of income taxes)	(27)	2
Adjustments to reconcile income (loss) from continuing operations to		
cash flows from operating activities		
Depreciation and amortization	226	244
Debt issuance cost amortization	77	35
Purchased in-process research and development amortization	-	10
Deferred income taxes	45	33
Equity income from affiliates	(16)	(9)
Distributions from equity affiliates	11	13
Gain from sale of property and equipment	(5)	-
Stock based compensation expense	10	6
Stock contributions to qualified savings plans	18	8
Net gain on acquisitions and divestitures	(18)	(2)
Loss on early retirement of debt	5	-
Inventory fair value adjustment related to Hercules acquisition	-	37
Loss on currency swaps related to Hercules acquisition	-	54
(Gain) loss on auction rate securities	(1)	32
Change in operating assets and liabilities (a)	(283)	208
	298	649
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(100)	(107)
Proceeds from disposal of property, plant and equipment	13	5
Purchase of operations - net of cash acquired	(24)	(2,080)
Proceeds from sale of operations	60	7
Settlement of currency swaps related to Hercules acquisition	-	(95)
Proceeds from sales and maturities of available-for-sale securities	118	55
	67	(2,215)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		
Proceeds from issuance of long-term debt	313	2,628
Repayment of long-term debt	(776)	(1,502)
Proceeds from/repayments of issuance of short-term debt	264	3
Debt issuance costs	(13)	(161)
Cash dividends paid	(23)	(17)
Proceeds from exercise of stock options	6	2
Excess tax benefits related to share-based payments	2	-
	(227)	953
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	138	(613)
Cash provided (used) by discontinued operations		
Operating cash flows	-	(1)
Effect of currency exchange rate changes on cash and cash equivalents	(6)	(16)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	132	(630)
Cash and cash equivalents - beginning of year	352	886
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 484	$ 256
DEPRECIATION AND AMORTIZATION		
Functional Ingredients	$ 75	$ 77
Water Technologies	67	66
Performance Materials	36	48
Consumer Markets	27	26
Distribution	21	21
Unallocated and other	-	6
	$ 226	$ 244
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Functional Ingredients	$ 42	$ 42
Water Technologies	17	13
Performance Materials	13	16
Consumer Markets	16	19
Distribution	2	2
Unallocated and other	10	15
	$ 100	$ 107

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries
INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

Table 4

	Three months ended June 30		Nine months ended June 30	
	2010	**2009**	**2010**	**2009**
FUNCTIONAL INGREDIENTS (a) (b)				
Sales per shipping day	$ 3.6	$ 3.7	$ 3.6	$ 3.7
Metric tons sold (thousands)	41.5	41.2	120.8	112.0
Gross profit as a percent of sales	37.6%	27.6%	35.5%	23.1%
WATER TECHNOLOGIES (a) (b)				
Sales per shipping day	$ 6.8	$ 6.9	$ 7.0	$ 6.3
Gross profit as a percent of sales	33.7%	34.7%	34.9%	32.8%
PERFORMANCE MATERIALS (a)				
Sales per shipping day	$ 5.7	$ 4.1	$ 5.0	$ 4.5
Pounds sold per shipping day	5.0	3.8	4.5	3.9
Gross profit as a percent of sales	16.7%	16.9%	17.2%	17.3%
CONSUMER MARKETS (a)				
Lubricant sales (gallons)	46.2	45.7	130.1	116.4
Premium lubricants (percent of U.S. branded volumes)	30.1%	29.0%	29.4%	28.5%
Gross profit as a percent of sales	32.4%	37.5%	33.1%	30.8%
DISTRIBUTION (a)				
Sales per shipping day	$ 14.6	$ 11.1	$ 13.3	$ 12.0
Pounds sold per shipping day	15.4	14.1	15.0	14.6
Gross profit as a percent of sales (c)	9.0%	10.1%	9.2%	10.4%

(a) Sales are defined as net sales. Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(b) Industry segment results from November 14, 2008 forward include operations acquired from Hercules Incorporated.

(c) Distribution's gross profit as a percentage of sales for the three and nine months ended June 30, 2009 includes a LIFO quantity credit of $3 million and $14 million, respectively.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

Three Months Ended June 30, 2010

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Distribution	Unallocated & Other	Total
OPERATING INCOME	$ 34	$ 26	$ 12	$ 73	$ 17	$ 1	$ 163
NET INTEREST AND OTHER FINANCING EXPENSE						(26)	(26)
NET GAIN ON ACQUISITIONS AND DIVESTITURES							
Gain on Ara Quimica acquisition						23	23
INCOME TAX (EXPENSE) BENEFIT							
Hercules research and development deduction						22	22
European legal entity restructuring						(6)	(6)
Ara Quimica acquisition						(3)	(3)
All other income tax expense						(39)	(39)
						(26)	(26)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 34	$ 26	$ 12	$ 73	$ 17	$ (28)	$ 134

Three Months Ended June 30, 2009

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Distribution	Unallocated & Other	Total
OPERATING INCOME (LOSS)							
Severance	$ -	$ -	$ (1)	$ -	$ (3)	$ -	$ (4)
Accelerated depreciation	-	-	(9)	-	-	-	(9)
Joint venture plant closing costs	-	-	(3)	-	-	-	(3)
All other operating income	24	31	8	95	6	4	168
	24	31	(5)	95	3	4	152
NET INTEREST AND OTHER FINANCING EXPENSE							
Accelerated debt amortization due to retirement						(10)	(10)
All other net interest and other financing expense						(52)	(52)
						(62)	(62)
NET GAIN ON ACQUISITIONS AND DIVESTITURES						1	1
INCOME TAX EXPENSE							
Unfavorable tax judgment in a foreign jurisdiction						(8)	(8)
All other income tax expense						(32)	(32)
						(40)	(40)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 24	$ 31	$ (5)	$ 95	$ 3	$ (97)	$ 51

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

Free cash flow	Three months ended June 30		Nine months ended June 30	
	2010	**2009**	**2010**	**2009**
Total cash flows provided by operating activities				
from continuing operations	$ 80	$ 355	$ 298	$ 649
Less:				
Additions to property, plant and equipment	(40)	(27)	(100)	(107)
Cash dividends paid	(12)	(6)	(23)	(17)
Free cash flows	$ 28	$ 322	$ 175	$ 525

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

		Three months ended June 30		
Adjusted EBITDA - Ashland Inc.		**2010**		**2009**
Operating income	$	163	$	152
Add:				
Depreciation and amortization (a)		74		80
Key items (see Table 5)		-		16
Adjusted EBITDA	$	237	$	248
Adjusted EBITDA - Ashland Aqualon Functional Ingredients				
Operating income	$	34	$	24
Add:				
Depreciation and amortization		24		26
Key items (see Table 5)		-		-
Adjusted EBITDA	$	58	$	50
Adjusted EBITDA - Water Technologies				
Operating income	$	26	$	31
Add:				
Depreciation and amortization		22		25
Key items (see Table 5)		-		-
Adjusted EBITDA	$	48	$	56
Adjusted EBITDA - Performance Materials				
Operating income	$	12	$	(5)
Add:				
Depreciation and amortization (a)		12		12
Key items (see Table 5)		-		13
Adjusted EBITDA	$	24	$	20
Adjusted EBITDA - Consumer Markets				
Operating income	$	73	$	95
Add:				
Depreciation and amortization		9		8
Key items (see Table 5)		-		-
Adjusted EBITDA	$	82	$	103
Adjusted EBITDA - Distribution				
Operating income	$	17	$	3
Add:				
Depreciation and amortization		7		7
Key items (see Table 5)		-		3
Adjusted EBITDA	$	24	$	13

(a) Depreciation and amortization for the three months ended June 30, 2009 excludes $8 million of accelerated depreciation, which is displayed as a key item within this table.